FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 23, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2014.

2.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2014 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2014

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, President

3

SEK

Interim Report 3 2014

First nine months of 2014

New lending amounted to Skr 42.8 billion (9M13: Skr 46.3 billion)

Net interest revenues amounted to Skr 1,126.6 million (9M13: Skr 1,192.4 million)

Operating profit amounted to Skr 1,126.4 million (9M13: Skr 924.1 million)

Net profit amounted to Skr 873.6 million (9M13: Skr 714.5 million)

Return on equity amounted to 7.5 percent (9M13: 6.6 percent)

Operating profit excluding net results of financial transactions amounted to Skr 745.7 million (9M13: Skr 817.9 million)

The outstanding volume of offers for loans at the end of the period amounted to Skr 57.9 billion (Skr 65.5 billion at year-end 2013)

The Common Equity Tier 1 capital ratio was 17.9 percent at the end of the period according to CRR (Capital Requirements Regulation) (19.5 percent at year-end 2013 according to Basel II)

Basic and diluted earnings per share amounted to Skr 219.0 (9M13: Skr 179.1)

Third quarter 2014

New lending amounted to Skr 13.4 billion (3Q13: Skr 8.2 billion)

Net interest revenues amounted to Skr 406.4 million (3Q13: Skr 379.3 million)

Operating profit amounted to Skr 290.4 million (3Q13: Skr 819.1 million)

Net profit amounted to Skr 224.5 million (3Q13: Skr 636.1 million)

Operating profit excluding net results of financial transactions amounted to Skr 291.3 million (3Q13: Skr 275.0 million)

Basic and diluted earnings per share amounted to Skr 56.3 (3Q13: Skr 159.4)

2014

For the period

01/01/14 – 30/09/14

Download the report at www.sek.se

Statement by the President – Catrin Fransson

Important that SEK has an attractive offer to our clients

The economic recovery faltered slightly in the third quarter and the Swedish export industry has been affected by increased geopolitical uncertainty, including the crisis in Ukraine, where sanctions against Russia have led to a more fragile recovery of Sweden’s most important export market, Western Europe. The US economy continues to grow, which is also important for global economic performance. One bright spot for Swedish exporters is that they are benefiting from a weaker krona and enjoying an advantageous financing climate.

The banks’ risk appetite is high, but despite favorable financing conditions, SEK has experienced a stable demand for our offers. The volume of corporate lending has been relatively high and the volumes of end-customer financing for Swedish exporters’ customers increased during the third quarter. Net interest income for the third quarter was slightly higher than in the same quarter in 2013 as a result of both higher margins and higher average volumes.

As a relatively new president of the company, I have continued to meet with our clients this autumn. It is especially important that our customers have strong access to funding in these slightly tougher economic conditions and that SEK has a good range of products for them and their customers. My impression is that we have an attractive offer and I am proud of the skilled team that SEK can provide to assist clients with their financial challenges. This includes everything from corporate contacts with our Client Relation Managers to credit assessments, CSR reviews and risk analytics. Clients greatly value SEK’s services and we need to continue developing so we can assist even more exporting companies with financial solutions. This shall be achieved together with our clients and in cooperation with other financial institutions.

FINANCIAL HIGHLIGHTS

UNAUDITED (EXCEPT FOR JAN –DEC, 2013)

Skr mn (if not mentioned otherwise)	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013
Results
Net interest revenues	406.4	367.9	379.3	1,126.6	1,192.4	1,554.8
Operating profit	290.4	318.3	819.1	1,126.4	924.1	1,408.1
Net profit	224.5	247.1	636.1	873.6	714.5	1,090.1
After-tax return on equity[1]	5.7%	6.4%	17.8%	7.5%	6.6%	7.4%

Operating profit excl. net results of financial transactions	291.3	246.4	275.0	745.7	817.9	999.7

After-tax return on equity excl. net results of financial transactions[2]	5.7%	4.9%	5.9%	5.0%	5.8%	5.3%

Basic and diluted earnings per share (Skr)[3]	56.3	61.9	159.4	219.0	179.1	273.2

Customer financing
New financial transactions with customers[4]	13,386	10,835	8,232	42,786	46,300	55,701
of which corporate lending	5,206	5,053	1,420	17,130	12,124	16,685
of which end-customer financing	8,181	5,782	6,812	25,657	34,176	39,016
Loans, outstanding and undisbursed[5]	228,483	223,880	225,611	228,483	225,611	221,958
Volume of outstanding offers of lending[6]	57,850	61,675	52,097	57,850	52,097	65,549
of which binding offers	37,822	31,984	33,143	37,822	33,143	35,083
of which non-binding offers	20,028	29,691	18,955	20,028	18,955	30,466

Borrowing
New long-term borrowings[7]	14,696	17,256	22,327	45,018	76,557	95,169
Outstanding senior debt	279,150	283,228	260,712	279,150	260,712	269,216
Outstanding subordinated debt	1,791	1,696	0	1,791	0	1,607

Statement of financial position
Total assets	316,874	315,598	295,399	316,874	295,399	306,554
Total liabilities	300,998	299,981	280,794	300,998	280,794	291,564
Total equity	15,876	15,617	14,605	15,876	14,605	14,990

Capital
Common Equity Tier-1 capital ratio[8]	17.9%	17.1%	20.3%	17.9%	20.3%	19.5%
Tier-1 capital ratio[9]	17.9%	17.1%	20.3%	17.9%	20.3%	19.5%
Total capital ratio[10]	20.1%	19.1%	20.4%	20.1%	20.4%	21.8%

1           Net profit, expressed as a percentage per annum of current year’s average equity.

2           Net profit, excluding net results of financial transactions, expressed as a percentage per annum of current year’s average equity.

3           Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

4           New customer financing includes all new accepted loans, regardless of maturities.

5      Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

6      SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

7      New borrowing with maturities exceeding one year.

8      Common Equity Tier-1 capital ratio excludes adjustments for valid transitional rules regarding required minimum capital. The figures for 2014 are calculated according to CRR and the figures for 2013 are calculated according to Basel II, Pillar 1. See Note 11, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

9      Tier-1 capital ratio expressed as a percentage of risk-weighted assets in accordance with CRR, excluding adjustments for valid transitional rules regarding required minimum capital. The figures for 2013 are calculated according to Basel II, Pillar 1. See Note 11, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

10    Total capital ratio expressed as a percentage of risk-weighted assets in accordance with CRR, excluding adjustments for valid transitional rules regarding required minimum capital. The figures for 2013 are calculated according to Basel II, Pillar 1. See Note 11, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at September 30, 2014 and December 31, 2013, and in matters concerning flows, the nine month period ended on September 30, 2014. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Stable new lending despite high risk appetite among banks

Business reporting

SEK’s new lending to Swedish exporters and their customers in the first nine months of the year amounted to Skr 42.8 billion (9M13: Skr 46.3 billion). Demand for finance from SEK is stable, despite good access to capital elsewhere. SEK’s new end-customer finance for the first nine months of 2014 amounted to Skr 25.7 billion (9M13: Skr 34.2 billion). The volume of new corporate lending was Skr 17.1 billion (9M13: Skr 12.1 billion). Of the total amount of end-customer finance Skr 5.6 billion represented credits in the S-system (9M13: Skr 13.0 billion).

Risk appetite among banks was high during the period, and that could have decreased the demand for SEK’s offerings. Despite this, the volumes of new lending are stable. This is partly due to a need for long-term export financing; SEK has also been refinancing client maturities. SEK has also gained several new clients.

Financing in the third quarter of 2014 included SEK’s funding of pharmaceutical company Meda AB’s export business with corporate lending amounting to Skr 2 billion.

The total volume of outstanding and agreed but undisbursed loans amounted to Skr 228.5 billion at the end of September 2014 (year-end 2013: Skr 222.0 billion). The total volume of outstanding offers for lending amounted to Skr 57.9 billion at the end of the period (year-end 2013: Skr 65.5 billion).

New customer financing

Skr bn	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013
Customer financing of which:
– End-customer finance[1]	25.7	34.2	39.0
– Corporate lending[1]	17.1	12.1	16.7
Total	42.8	46.3	55.7

1         Of which Skr 5.6 billion (3Q13: Skr 12.9 billion, year-end 2013: Skr 12.1 billion) had not been disbursed at period end. Skr 5.3 billion was attributable to End-customer finance and Skr 0.3 billion to Corporate lending

New customer financing by sector

New customer financing (Skr bn)

New borrowing

Long-term borrowing (Skr bn)

SEK’s market for new lending, Jan-Sep 2014, Skr 42.8 billion (9M13: Skr 46.3 billion)

SEK’s markets for new funding, Jan-Sep 2014, Skr 14.7 billion (9M13: Skr 22.3 billion)

SEK’s volumes of new borrowing in the first nine months of 2014 were equivalent to approximately Skr 14.7 billion (9M13: Skr 22.3 billion). SEK has good capacity to finance exporters, thanks to our good access to the markets for funding all over the world.

Repurchases of own debt amounted to Skr 2.4 billion (9M13: Skr 6.7 billion) and debt prepayments totaled Skr 7.4 billion (9M13: Skr 33.5 billion) for the period. Overall, the market has been highly liquid. SEK’s funding in the first nine months was carried out in a total of 17 different currencies and in different geographic markets. Japan was the largest funding market in the first nine months, but new borrowing in North America and Europe outside the Nordic countries has also been high.

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

January – September 2014

Operating profit

Operating profit amounted to Skr 1,126.4 million (9M13: Skr 924.1 million), an increase of 21.9 percent compared to the same period in the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 380.7 million (9M13: Skr 106.2 million), the impact that was partly offset by a decrease in net interest revenues. In net results of financial transactions a realized result amounting to Skr 317.0 million (9M13: Skr 0.0 million) is included due to a settlement of the litigation with Lehman Brothers (see below).

Operating profit, excluding net results of financial transactions, amounted to Skr 745.7 million (9M13: Skr 817.9 million), a decrease of 8.8 percent compared to the same period in the previous year. The decrease was mainly attributable to lower net interest revenue due to lower margins in liquidity placements.

Net interest revenues

Net interest revenues amounted to Skr 1,126.6 million (9M13: Skr 1,192.4 million), a decrease of 5.5 percent compared to the same period in the previous year. The decrease was attributable to decreased margins that were offset by higher average volumes.

The average margin on debt-financed interest-bearing assets amounted to 43 basis points per annum (9M13: 47 basis points), a decrease in absolute terms of 4 basis points, or in relative terms of 8.5 percent compared to the same period in the previous year. This was mainly due to the fact that the margin for liquidity placements decreased due to an adjustment of the liquidity strategy of the new Capital Requirements Regulation, CRR, requiring a higher proportion to be invested in securities with short maturities and high marketability. The decrease in the average margin on debt-financed interest-bearing assets was also partly attributable to higher funding costs in the prior period related to a higher proportion of structured borrowing that was redeemed early during 2013. This structured borrowing has mainly been replaced with plain vanilla borrowings, which leads to higher future funding costs. In 2014 there has been a slight increase in outstanding volume of structured borrowing but the average volumes are still lower than during the same period in the previous year. The margin in lending operations has increased slightly compared to the same period in the previous year.

Debt-financed interest-bearing assets increased and amounted on average to Skr 267.5 billion (9M13: Skr 255.6 billion), an increase of 4.7 percent. The increase was both in the lending portfolio and in the liquidity placements - in the lending portfolio due to higher levels of business activity and in the liquidity placements due to currency effects.

Net results of financial transactions

The net results of financial transactions amounted to Skr 380.7 million (9M13: Skr 106.2 million). The improved result was mainly due to realized results from the settlement of the litigation with Lehman Brothers (see the paragraph directly below) and increased realized results from the early redemption of loans and own debts. This was offset by profits from SEK’s repurchase of its subordinated debt and the closing of a related hedging instrument that was realized in the previous year. Revaluation of borrowing in respect to own credit spread also contributed to a negative effect on profit or loss compared to previous year, that was mostly offset by effects from revaluation of basis spreads and methodology improvements in 2013.

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected net results of financial transactions positively by Skr 317.0 million (See Note 2 and Note 10).

SEK’s general business model is to keep financial instruments measured at fair value to maturity. The unrealized fair value changes, that arise, mainly attributable to changes in credit spreads on SEK’s own debt and basis spread, are recognized in net results of financial transactions and will, over time, not affect the result as the changes in unrealized market value will return to zero if the instruments are held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is prematurely terminated and related hedging instruments are closed out.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totaled Skr –368.6 million (9M13: Skr –355.5 million), an increase of 3.7 percent compared to the same period in the previous year. The increase was mainly due to an increase in personnel expenses and costs related to new regulations.

–Personnel expenses

Personnel expenses totaled Skr –210.7 million (9M13: Skr –201.7 million) an increase of 4.5 percent compared to the same period in the previous year. The increase in personnel expenses was mainly due to increased salary costs and related social security contributions.

An estimated cost for the general personnel incentive system was recorded as amounting to Skr 2.3 million (9M13: Skr – million). The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. Executive Directors are not covered by the incentive system.

Peter Yngwe has left his position as CEO in April 2014 in accordance with the Board of Directors’ decision. Catrin Fransson assumed her position as CEO at the time of SEK’s Annual General Meeting in April 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

–Other administrative expenses

Other administrative expenses amounted to Skr –125.5 million (9M13: Skr –127.5 million), a decrease of 1.6 percent compared to the same period in the previous year. The decrease in other administrative expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

–Depreciation of non-financial assets

Depreciation totaled Skr –32.4 million (9M13: Skr –26.3 million), an increase of 23.2 percent. The increase was mainly due to an increased depreciation base for IT development-projects.

Net credit losses

Net credit losses for the first nine months of 2014 amounted to Skr –7.6 million (9M13: Skr –16.5 million). During the first nine months of 2014, an additional provision of Skr –30.0 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (9M13: Skr –20.0 million). After this provision, the reserve amounts to Skr 240.0 million (year-end 2013: Skr 210.0 million). The increase of the reserve is mainly attributable to corporate exposures with lower ratings. The provision was partly offset by a reversed reserve related to one of the two Collateralized Debt Obligations (“CDOs”) which was impaired previously due to a dramatically downgraded rating. The CDO was liquidated and SEK has received a final settlement (See Note 3 and Note 12).

Other comprehensive income

Other comprehensive income before tax amounted to Skr 434.6 million (9M13: Skr –354.2 million). Skr 434.6 million (9M13: Skr –409.0 million) of the total was attributable to items to be reclassified to operating profit and Skr 0.0 million (9M13: Skr 54.8 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr 49.3 million (9M13: Skr 11.4 million) was related to available-for-sale securities and Skr 385.3 million (9M13: Skr –420.4 million) was due to other comprehensive income effects related to cash flow hedges. The positive changes in fair value related to available-for-sale securities were due to decreased credit spreads on liquidity placements. The net effect on other comprehensive income during the period related to cash flow hedges was attributable to positive changes in fair value that to some extent was offset by reclassification from other comprehensive income to net interest revenues in operating profit. The positive changes in fair value were related to changes in interest rates. During July and August 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated for strategic reasons and the hedging designations were discontinued. The previous fair value of the derivatives reported in the hedge reserve will be reclassified to operating profit as the previous hedged interest income is recognized in net interest revenues. The majority of the reserve will be reversed in 2017 at the latest.

After-tax return on equity

After-tax return on equity amounted to 7.5 percent (9M13: 6.6 percent). After-tax return on equity, excluding net results of financial transactions, amounted to 5.0 percent (9M13: 5.8 percent).

Third quarter of 2014

Operating profit

Operating profit for the third quarter amounted to Skr 290.4 million (3Q13: Skr 819.1 million). The decrease compared to the same period in the previous year was mainly due to realized results in net results of financial transactions.

Operating profit, excluding net results of financial transactions, amounted to Skr 291.3 million (3Q13: Skr 275.0 million), an increase of 5.9 percent compared to the same period in the previous year. The increase was mainly attributable to higher net interest revenues, which was offset by slightly higher costs.

Net interest revenues

Net interest revenues for the third quarter amounted to Skr 406.4 million (3Q13: Skr 379.3 million), an increase of 7.1 percent compared to the same period in 2013, which was both due to higher margins and to higher average volumes.

The average margin on debt-financed assets for the third quarter of 2014 amounted to 48 basis points per annum (3Q13: 44 basis points), an increase in absolute terms of 4 basis points, or in relative terms of 9.1 percent compared to the same period in the previous year.

The average volume of debt-financed assets amounted to Skr 270.0 billion (3Q13: Skr 254.5 billion) during the third quarter of 2014, an increase of 6.1 percent compared to the same period in the previous year.

Net results of financial transactions

The net results of financial transactions for the third quarter 2014 amounted to Skr –0.9 million (3Q13: Skr 544.1 million). The change in the result was mainly attributable to a gain on redemption of subordinated debt and closing of the related hedging instruments that was recognized in the corresponding period in the previous year amounting to Skr 374.8 million.  This year’s change in result reflected distributions that SEK gained from entities in the former Lehman Brothers group amounting to Skr 26.5 million. This was offset by negative unrealized changes in fair value mainly related to credit spreads on SEK’s own debt.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totaled Skr –109.2 million for the third quarter (3Q13: Skr –102.1 million), an increase of 7.0 percent. This was especially due to an increase of personnel expenses and costs related to new regulations.

–Personnel expenses

Personnel expenses for the third quarter amounted to Skr –61.4 million (3Q13: Skr –58.5 million) an increase of 5.0 percent compared to the same period in the previous year. The increase was mainly due to the fact that an estimated cost for the general personnel incentive system was recorded amounting to Skr 2.3 million (3Q13: Skr – million).

–Other administrative expenses

Other administrative expenses amounted to Skr –37.1 million (3Q13: Skr –34.7 million), an increase of 6.9 percent compared to the same period in the previous year. The increase is mainly attributable to costs for new regulations.

–Depreciation of non-financial assets

Depreciation for the third quarter of 2014 totaled Skr –10.7 million (3Q13: Skr –8.9 million). The increase was mainly due to an increased depreciation base of IT development-projects.

Net credit losses

Net credit losses for the third quarter of 2014 amounted to Skr –5.3 million (3Q13: Skr –1.8 million). An additional provision was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) amounting to Skr –10.0 million (3Q13: Skr – million).

Other comprehensive income

Other comprehensive income before tax amounted to Skr 44.1 million (3Q13: Skr –44.3 million), all attributable to items to be reclassified to operating profit. For items to be reclassified to operating profit Skr 16.5 million (3Q13: Skr 0.2 million) was related to changes in value of available-for-sale securities and Skr 27.6 million (3Q13: Skr –44.5 million) was due to other comprehensive income related to cash flow hedges.

The positive changes in fair value related to available-for-sale securities were due to decreased credit spreads on liquidity placements. The net effect on other comprehensive income during the period related to cash flow hedges was attributable to positive changes in fair value that to some extent was offset by reclassification from other comprehensive income to net interest revenues in operating profit. The positive changes in fair value were related to changes in interest rates. During July and August 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated for strategic reasons and the hedging designations were discontinued. The previous fair value of the derivatives reported in the hedge reserve will be reclassified to operating profit as the previous hedged interest income is recognized in net interest revenues. The majority of the reserve will be reversed in 2017 at the latest.

Statement of Financial Position

Statement of Financial Position

SEK’s total assets amounted to Skr 316.9 billion on September 30, 2014, an increase of 3.4 percent from year-end 2013 (year-end 2013: Skr 306.6 billion). The increase was attributable to an increase in both the lending portfolio and the liquidity placements.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 228.5 billion as of September 30, 2014 (year-end 2013: Skr 222.0 billion), an increase of 2.9 percent from year-end 2013. Of the total amount at September 30, 2014, Skr 210.7 billion represented outstanding loans, an increase of 4.6 percent from year-end 2013 (year-end 2013: Skr 201.5 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 45.8 billion (year-end 2013: Skr 43.2 billion), representing an increase of 6.0 percent from year-end 2013.

As of September 30, 2014, the aggregate amount of outstanding offers amounted to Skr 57.9 billion, a decrease of 11.6 percent since year-end 2013 (year-end 2013: Skr 65.5 billion). Skr 54.1 billion (year-end 2013: Skr 56.5 billion) of outstanding offers derived from the S-system. Skr 37.8 billion (year-end 2013: Skr 35.1 billion) of outstanding offers are binding offers and Skr 20.0 billion (year-end 2013: Skr 30.5 billion) are non-binding offers. Binding offers are included in commitments.

There has been no major change in the composition of SEK’s counterparty exposure during the first nine months of 2014. Of the total counterparty exposure on September 30, 2014, 50.4 percent (year-end 2013: 50.8 percent) was to states and government export credit agencies; 22.1 percent (year-end 2013: 21.3 percent) was to companies; 18.4 percent (year-end 2013: 19.8 percent) was to multilateral development banks and financial institutions; 7.3 percent (year-end 2013: 5.8 percent) was to regional governments; and 1.8 percent (year-end 2013: 2.3 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

Liabilities and equity

As of September 30, 2014, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

In December 2013, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2014 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). During 2013, SEK had a Skr 100 billion credit facility. The Swedish parliament has also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has not yet utilized the credit facility or its ability to purchase state guarantees.

Capital adequacy

SEK’s capital ratio calculated according to the Capital Requirements Regulation (CRR), which came into force on January 1, 2014, was 20.1 percent as of September 30, 2014 (year-end 2013 under Basel II: 21.8 percent) of which 17.9 percent was related to Tier-1 capital (year-end 2013 under Basel II: 19.5 percent). The Common Equity Tier-1 capital ratio was 17.9 percent (year-end 2013 under Basel II: 19.5 percent). The comparative figures as of December 31, 2013 are presented according to Basel II, Pillar 1, which was the relevant standard at the mentioned date. The decrease in capital ratios following the change was mainly due to the CRR imposing more stringent capital requirements regarding exposures to financial institutions. See note 11 for further information regarding capital adequacy.

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

•	Changes in general economic business conditions.
•	Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.
•	Changes in the competitive situation in one or more financial markets.
•	Changes in government policy and regulations, as well as in political and social conditions.

SEK believes that as of the date of this report none of these factors has been significantly changed since year-end 2013 and no new risk factors have developed since that date which are expected to have a material negative impact on the future of the company. See the Risk and Capital Management section in SEK’s Annual Report 2013 and the Risk Factor section of our Annual Report on Form 20-F for a more detailed description of risk factors.

Events after the reporting period

In connection with the Extraordinary General Meeting on October 7, 2014, Teppo Tauriainen was chosen as Director of the Board in SEK. He is employed at the Government Offices of Sweden at the Ministry for Foreign Affairs, where he is currently the Head of the Americas Department. Teppo Tauriainen replaces Eva Walder who chooses to leave the board after 5 years.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

UNAUDITED (EXCEPT FOR JAN –DEC, 2013)

Skr mn	Note	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013

Interest revenues		971.1	1,005.6	1,027.7	2,964.6	3,109.4	4,157.6
Interest expenses		–564.7	–637.7	–648.4	–1,838.0	–1,917.0	–2,602.8
Net interest revenues		406.4	367.9	379.3	1,126.6	1,192.4	1,554.8

Net fee and commission expense		–0.6	–3.1	–0.4	–4.7	–2.5	–5.1
Net results of financial transactions	2	–0.9	71.9	544.1	380.7	106.2	408.4
Total operating income		404.9	436.7	923.0	1,502.6	1,296.1	1,958.1

Personnel expenses		–61.4	–75.1	–58.5	–210.7	–201.7	–290.1
Other administrative expenses		–37.1	–44.7	–34.7	–125.5	–127.5	–185.4
Depreciations and amortizations of non-financial assets		–10.7	–10.7	–8.9	–32.4	–26.3	–35.8

Total operating expenses		–109.2	–130.5	–102.1	–368.6	–355.5	–511.3

Operating profit before net credit losses		295.7	306.2	820.9	1,134.0	940.6	1,446.8

Net credit losses	3	–5.3	12.1	–1.8	–7.6	–16.5	–38.7
Operating profit		290.4	318.3	819.1	1,126.4	924.1	1,408.1

Tax expenses		–65.9	–71.2	–183.0	–252.8	–209.6	–318.0
Net profit[1]		224.5	247.1	636.1	873.6	714.5	1,090.1

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		16.5	45.5	0.2	49.3	11.4	3.9
Derivatives in cash flow hedges		27.6	211.8	–44.5	385.3	–420.4	–406.7
Tax on items to be reclassified to profit or loss		–9.7	–56.6	9.8	–95.6	90.0	88.6
Net items to be reclassified to profit or loss		34.4	200.7	–34.5	339.0	–319.0	–314.2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		0.0	0.0	0.0	0.0	54.8	60.8
Tax on items not to be reclassified to profit or loss		0.0	0.0	0.0	0.0	–12.1	–13.4

Net items not to be reclassified to profit or loss		0.0	0.0	0.0	0.0	42.7	47.4

Total other comprehensive income		34.4	200.7	–34.5	339.0	–276.3	–266.8

Total comprehensive income[1]		258.9	447.8	601.6	1,212.6	438.2	823.3

1 The entire profit is attributable to the shareholder of the Parent Company.

Skr		Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013

Basic and diluted earnings per share[2]		56.3	61.9	159.4	219.0	179.1	273.2

2  Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

UNAUDITED (EXCEPT FOR JAN –DEC, 2013)

Skr mn	Note	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	4, 5, 6	6,877.0	8,337.3
Treasuries/government bonds	4, 5, 6	4,560.9	4,594.8
Other interest-bearing securities except loans	3, 4, 5, 6	69,969.1	64,151.1
Loans in the form of interest-bearing securities	4, 5, 6	58,046.0	60,957.7
Loans to credit institutions	3, 4, 5, 6	21,003.1	24,819.1
Loans to the public	3, 4, 5, 6	138,012.4	125,552.9
Derivatives	5, 6, 7	14,258.6	14,227.9
Property, plant, equipment and intangible assets		150.8	150.2
Other assets		1,635.9	1,039.3
Prepaid expenses and accrued revenues		2,360.6	2,723.6
Total assets		316,874.4	306,553.9

Liabilities and equity
Borrowing from credit institutions	5, 6	8,428.4	8,256.1
Borrowing from the public	5, 6	60.9	59.3
Senior securities issued	5, 6	270,660.2	260,900.4
Derivatives	5, 6, 7	15,315.7	16,788.0
Other liabilities		1,692.2	785.5
Accrued expenses and prepaid revenues		2,244.4	2,432.8
Deferred tax liabilities		770.7	682.8
Provisions		35.3	51.8
Subordinated securities issued	5, 6	1,790.8	1,606.9
Total liabilities		300,998.6	291,563.6

Share capital		3,990.0	3,990.0
Reserves		474.7	135.7
Retained earnings		11,411.1	10,864.6
Total equity		15,875.8	14,990.3

Total liabilities and equity		316,874.4	306,553.9

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		6,339.2	6,945.8
Interest-bearing securities
Subject to lending		27.9	160.0

Contingent assets and liabilities	10	0.9	1.0

Commitments
Committed undisbursed loans		17,761.1	20,480.2
Binding offers		37,822.2	35,083.0

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY

UNAUDITED (EXCEPT FOR JAN –DEC, 2013)

	Equity	Share capital[1]	Reserves		Retained earnings

Skr mn			Hedge reserve	Fair value reserve

Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	–19.3	9,939.7

Net profit Jan-Sep, 2013	714.5				714.5

Other comprehensive income Jan-Sep, 2013 related to:

Items to be reclassified to profit or loss

Available-for-sale securities	11.4			11.4

Derivatives in cash flow hedges	–420.4		–420.4

Tax on items to be reclassified to profit or loss	90.0		92.5	–2.5

Items not to be reclassified to profit or loss

Revaluation of defined benefit plans	54.8				54.8

Tax on items not to be reclassified to profit or loss	–12.1				–12.1

Total other comprehensive income Jan-Sep, 2013	–276.3		–327.9	8.9	42.7

Total comprehensive income Jan-Sep, 2013	438.2		–327.9	8.9	757.2

Dividend	–212.6				–212.6

Closing balance of equity September 30, 2013[2]	14,605.2	3,990.0	141.3	–10.4	10,484.3

Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	–19.3	9,939.7

Net profit Jan-Dec, 2013	1,090.1				1,090.1

Other comprehensive income Jan-Dec, 2013 related to:

Items to be reclassified to profit or loss

Available-for-sale securities	3.9			3.9

Derivatives in cash flow hedges	–406.7		–406.7

Tax on items to be reclassified to profit or loss	88.6		89.5	–0.9

Items not to be reclassified to profit or loss

Revaluation of defined benefit plans	60.8				60.8

Tax on items not to be reclassified to profit or loss	–13.4				–13.4

Total other comprehensive income Jan-Dec, 2013	–266.8		–317.2	3.0	47.4

Total comprehensive income Jan-Dec, 2013	823.3		–317.2	3.0	1,137.5

Dividend	–212.6				–212.6

Closing balance of equity December 31, 2013[2]	14,990.3	3,990.0	152.0	–16.3	10,864.6

Opening balance of equity January 1, 2014	14,990.3	3,990.0	152.0	–16.3	10,864.6

Net profit Jan-Sep, 2014	873.6				873.6

Other comprehensive income Jan-Sep, 2014 related to:

Items to be reclassified to profit or loss

Available-for-sale securities	49.3			49.3

Derivatives in cash flow hedges	385.3		385.3

Tax on items to be reclassified to profit or loss	–95.6		-84.8	-10.8

Items not to be reclassified to profit or loss

Revaluation of defined benefit plans	0.0				0.0

Tax on items not to be reclassified to profit or loss	0.0				0.0

Total other comprehensive income Jan-Sep, 2014	339.0		300.5	38.5	0.0

Total comprehensive income Jan-Sep, 2014	1,212.6		300.5	38.5	873.6

Dividend	–327.0				–327.0

Closing balance of equity September 30, 2014[2]	15,875.8	3,990.0	452.5	22.2	11,411.1

1         The total number of shares is 3,990,000.

2         The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP

UNAUDITED (EXCEPT FOR JAN –DEC, 2013)

	Jan-Sep	Jan-Sep	Jan-Dec

Skr mn	2014	2013	2013

Operating activities

Operating profit[1]	1,126.4	924.1	1,408.1

Adjustments to convert operating profit to cash flow:

Provision for credit losses - net	9.9	26.2	46.5

Depreciation	32.4	26.3	35.8

Exchange rate differences	–3.0	4.5	–12.0

Unrealized changes in fair value	38.0	548.8	260.5

Other	166.8	4.4	–57.7

Income tax paid	–229.3	–262.6	–270.6

Total adjustments to convert operating profit to cash flow	14.8	347.6	2.5

Disbursements of loans	–38,745.1	–44,785.3	–60,237.4

Repayments of loans	42,486.1	29,136.8	41,693.2

Net change in bonds and securities held	3,659.1	20,616.3	12,446.9

Derivatives relating to loans	75.3	126.2	148.1

Other changes – net	785.6	106.3	631.7

Cash flow from operating activities	9,402.2	6,472.0	–3,906.9

Investing activities

Capital expenditures	–33.3	–28.0	–35.3

Cash flow from investing activities	–33.3	–28.0	–35.3

Financing activities

Proceeds from issuance of short-term senior debt	2,649.6	11,078.4	12,837.5

Proceeds from issuance of long-term senior debt	44,609.3	75,817.2	98,238.1

Repayments of debt	–55,331.4	–51,305.7	–59,829.6

Repurchase and early redemption of own long-term debt	–9,814.2	–40,140.9	–44,841.8

Derivatives relating to debts	7,195.1	3,867.8	3,768.0

Dividend paid	–327.0	–212.6	–212.6

Cash flow from financing activities	–11,018.6	–895.8	9,959.6

Net cash flow for the year	–1,649.7	5,548.2	6,017.4

Exchange rate differences on cash and cash equivalents	189.4	–2.4	–18.3

Cash and cash equivalents at beginning of the period	8,337.3	2,338.2	2,338.2

Cash and cash equivalents at end of the period[2]	6,877.0	7,884.0	8,337.3

of which cash at banks	423.9	187.2	418.2

of which cash equivalents	6,453.1	7,696.8	7,919.1

1 Interest payments received and expenses paid

Interest payments received	3,328.1	3,282.8	4,088.6

Interest expenses paid	2,000.3	2,091.2	2,527.4

2       Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

1.             Applied accounting principles and impacts from changes in accounting principles

2.             Net results of financial transactions

3.             Impairment and past-due receivables

4.             Loans and liquidity placements

5.             Classification of financial assets and liabilities

6.             Financial assets and liabilities at fair value

7.             Derivatives

8.             S-system

9.             Segment reporting

10.      Contingent liabilities, contingent assets and commitments

11.      Capital adequacy

12.      Exposures

13.      Transactions with related parties

14.      Events after the reporting period

For information on taxes applicable to SEK, please see Note 1 (k) to the Consolidated Financial Statements to our Annual Report on Form 20-F.

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim report is presented in accordance with IAS 34, Interim Financial Reporting.  The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC), and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

Changes to accounting policies and presentation

The financial metrics, Operating profit excluding unrealized changes in fair value and After-tax return on equity excluding unrealized changes in fair value are replaced with Operating profit excluding net results of financial transactions and After-tax return on equity excluding net results of financial transactions. Additionally, the disclosure on Net results of financial transactions has been amended and the item is now explained with reference to the relevant financial categories. Disclosure on segment reporting has also been amended as management now evaluates business mainly on the basis of Operating profit excluding net results of financial transactions. Comparative figures for prior periods have been adjusted accordingly.

Commissions earned and commissions incurred from the third quarter 2014 are presented net as Net fee and commission expense.

Other new standards and amendments, including the amended IAS 39 Financial Instruments: Recognition and Measurement, Novation of Derivatives and Continuation of Hedge Accounting, IAS 32 Financial Instruments: Presentation. Offsetting Financial Assets and Financial Liabilities and IFRIC 21 Levies, have not had any material impact on SEK’s financial statements for 2014.

In addition to the changes above, certain amounts reported in prior periods have been reclassified to conform to the current presentation. In all other material respects, the Consolidated Group’s accounting policies, methods of computation and presentation are the same as those used for the 2013 annual financial statements. This Interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in July 2014. With the understanding that the standard is approved by the European Union, the mandatory effective date will be January 1, 2018. SEK has started the process of evaluating the potential effect of this standard, but has not yet determined any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2017, with the understanding that the standard is approved by the European Union. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on  SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013

Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	8.3	4.7	481.5[1]	102.0	487.5[1]	488.6[1]

Financial assets or liabilities at fair value through profit or loss[2]	–48.1[3]	145.8[3]	–16.8	172.1[3,4]	–425.0[4]	–95.4

Financial instruments under fair-value hedge accounting	50.7	–77.1	58.2	115.8[4]	32.7[4]	2.2

Ineffectiveness of cash flow hedges that have been reported in the profit or loss[5]	2.2	–1.7	2.5	6.9	4.7	12.1

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	–14.0	0.2	18.7	–16.1	6.3	0.9

Total net result of financial transactions	–0.9	71.9	544.1	380.7	106.2	408.4

1   A gain amounting to Skr 374.8 million was recorded in 2013 from the repurchase of SEK’s subordinated debt.

2   No assets or liabilities are classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS 39.

3   In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014,  SEK received certain distributions from other entities in the former Lehman Brothers Group that, in total, had a positive effect on net results in an amount equal to Skr 317.0 million, of which Skr 27.0 million was in the third quarter.

4   During the first quarter of 2014, SEK adopted new interest rate curves in order to take better account of market differences in the pricing of three- and six month flows. The improved methodology resulted in a positive impact on operating income. During the second quarter of 2013 a method improvement was implemented which had a negative impact on operating income.

5   During July and August 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instrument are closed prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013

Credit losses[1,2,3]	–10.0	–	–	–30.4	–23.7	–68.2

Established losses	–0.2	–	–2.5	–0.2	–2.5	-2.5

Reversal of previous write-downs[1,2,3]	4.3	10.9	0.5	20.7	–	21.7

Net impairments, established losses and reversals	–5.9	10.9	–2.0	–9.9	–26.2	–49.0

Recovered credit losses	0.6	1.2	0.2	2.3	9.7	10.3

Net credit losses	–5.3	12.1	–1.8	–7.6	–16.5	–38.7

of which related to loans[4]	–6.8	2.9	–2.3	–17.1	–10.3	–32.2

of which related to liquidity placements[4]	1.5	9.2	0.5	9.5	–6.2	–6.5

Reserve of impairment of financial assets

Balance brought forward	–531.9	–784.0	–758.9	–769.2	–720.3	–720.3

Impaired financial assets sold/liquidated[1]	0.2	257.2	–	257.4	–	–

Net impairments, established losses and reversals	–5.9	10.9	–2.0	–9.9	–26.2	–49.0

Currency effects[5]	–16.0	–16.0	20.5	–31.9	6.1	0.1

Closing balance	–553.6	–531.9	–740.4	–553.6	–740.4	–769.2

of which related to loans[4]	–298.5	–291.4	–255.2	–298.5	–255.2	–278.1

of which related to liquidity placements[4]	–255.1	–240.5	–485.2	–255.1	–485.2	–491.1

1   SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market. Underlying assets, concerning one of these CDOs, were liquidated during the period April-June 2014 and the final payment for the CDO has been obtained. The provision related to the CDO was dissolved. A reversal of Skr 12.8 million was recorded in the nine-month period in relation to these two CDOs (9M13: impairment of Skr 2.1 million for both CDOs). The total impairment on the remaining CDO amounted to Skr 230.9 million (year-end 2013: Skr 469.3 million for both CDOs). The asset has a gross book value before impairment of Skr 291.9 million (year-end 2013: Skr 582.7 million for both CDOs).

2   SEK has a restructured receivable amounting to Skr 124.5 million where a reversal of Skr 1.5 million was recorded during the the period January–September 2014. This reversal is included in reversal of previous write-downs.

3   The amount for the nine month period includes a provision of Skr 30.0 million related to bad debts not linked to a specific counterparty (9M13: Skr 20.0 million). The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 240.0 million (year-end 2013: Skr 210.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

4   See Note 4 for definitions.

5   Currency effects are reported within Net results of financial transactions (see further Note 2).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	September 30, 2014	December 31, 2013

Past-due receivables:

Aggregate amount of principal and interest less than, or equal to, 90 days past-due	77.8	13.2

Aggregate amount of principal and interest more than 90 days past-due[1]	6.5	2.1

Principal amount not past-due on such receivables	587.0	601.1

1   Of the aggregate amount of principal and interest past due Skr 2.2 million (year-end 2013: Skr 0.8 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 1.7 million (year-end 2013: Skr 0.7 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 2.6 million (year-end 2013: Skr 0.6 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	September 30, 2014	December 31, 2013

Loans:

Loans in the form of interest-bearing securities	58,046.0	60,957.7

Loans to credit institutions	21,003.1	24,819.1

Loans to the public	138,012.4	125,552.9

Less:

Cash collateral under the security agreements for derivative contracts	–6,339.2	–6,945.8

Deposits with time to maturity exceeding three months	0.0	–2,906.5

Total loans	210,722.3	201,477.4

Liquidity placements:

Cash and cash equivalents[1]	6,877.0	8,337.3

Cash collateral under the security agreements for derivative contracts	6,339.2	6,945.8

Deposits with time to maturity exceeding three months	0.0	2,906.5

Treasuries/government bonds	4,560.9	4,594.8

Other interest-bearing securities except loans	69,969.1	64,151.1

Total liquidity placements	87,746.2	86,935.5

Total interest-bearing assets	298,468.5	288,412.9

1   Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

		September 30, 2014

	Total	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available-for- sale	Loans and receivables[1]

Skr mn		Held-for-trading[2]	Designated upon initial recognition (FVO)

Cash and cash equivalents	6,877.0	–	–	–	–	6,877.0

Treasuries/government bonds	4,560.9	–	–	–	4,560.9	–

Other interest-bearing securities except loans	69,969.1	–	1,630.7	–	61,011.6	7,326.8

Loans in the form of interest-bearing securities	58,046.0	–	1,324.9	–	–	56,721.1

Loans to credit institutions	21,003.1	–	–	–	–	21,003.1

Loans to the public	138,012.4	–	–	–	–	138,012.4

Derivatives[3]	14,258.6	7,403.6	–	6,855.0	–	–

Total financial assets	312,727.1	7,403.6	2,955.6	6,855.0	65,572.5	229,940.4

Financial liabilities by accounting category

		September 30, 2014

	Total	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities[4]

Skr mn		Held-for- trading[2]	Designated upon initial recognition (FVO)[5]

Borrowing from credit institutions	8,428.4	–	–	–	8,428.4

Borrowing from the public	60.9	–	–	–	60.9

Senior securities issued[6]	270,660.3	–	88,545.5	–	182,114.8

Derivatives[3]	15,315.7	10,660.7	–	4,655.0	–

Subordinated securities issued	1,790.8	–	–	–	1,790.8

Total financial liabilities	296,256.1	10,660.7	88,545.5	4,655.0	192,394.9

Financial assets by accounting category

		December 31, 2013
	Total	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available-for- sale	Loans and receivables[1]
Skr mn		Held-for- trading[2]	Designated upon initial recognition (FVO)
Cash and cash equivalents	8,337.3	–	–	–	–	8,337.3
Treasuries/government bonds	4,594.8	–	–	–	4,560.2	34.6
Other interest-bearing securities except loans	64,151.1	–	2,341.7	–	42,800.7	19,008.7
Loans in the form of interest-bearing securities	60,957.7	–	1,324.5	–	–	59,633.2
Loans to credit institutions	24,819.1	–	–	–	–	24,819.1
Loans to the public	125,552.9	–	–	–	–	125,552.9
Derivatives[3]	14,227.9	5,972.9	–	8,255.0	–	–
Total financial assets	302,640.8	5,972.9	3,666.2	8,255.0	47,360.9	237,385.8

Financial liabilities by accounting category

		December 31, 2013
	Total	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities[4]
Skr mn		Held-for- trading[2]	Designated upon initial recognition (FVO)[5]
Borrowing from credit institutions	8,256.1	–	–	–	8,256.1
Borrowing from the public	59.3	–	–	–	59.3
Senior securities issued[6]	260,900.4	–	81,326.9	–	179,573.5
Derivatives[3]	16,788.0	12,318.1	–	4,469.9	–
Subordinated securities issued	1,606.9	–	–	–	1,606.9
Total financial liabilities	287,610.7	12,318.1	81,326.9	4,469.9	189,495.8

1   Of loans and receivables, 8.6 percent (year-end 2013: 8.3 percent) are subject to fair-value hedge accounting and 0.0 percent (year-end 2013: 8.4 percent) are subject to cash-flow hedge accounting; the remaining 91.4 percent (year-end 2013: 83.3 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During July and August 2014, the derivatives designated as hedging instruments in cash flow hedges were closed and the hedging designations were discontinued.

2   No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

3   The derivatives fair value originating from credit risk amounted to Skr –18.1 million as of September 30, 2014. The change for the period January 1 to September 30, 2014, amounted to Skr –11.3 million, which had a negative effect on operating profit. The valuation is made on the counterparty level.

4   Of other financial liabilities, 72.2 percent (year-end 2013: 73.5 percent) are subject to fair-value hedge accounting, the remaining 27.8 percent (year-end 2013: 26.5 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

5   Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr –482.7 million (year-end 2013: Skr –320.7 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to September 30, 2014, the credit risk component has increased by Skr 162.0 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to September 30, 2013, the credit risk component had decreased by Skr 203.6 million, which decreased the value of financial liabilities and affected operating profit positively.

6   Repayments of long-term debt amounting to approximately Skr –55.3 billion (9M13: Skr –51.3 billion) have been effectuated, during the nine-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr –9.8 billion (9M13: Skr –40.1 billion).

Note 6. Financial assets and liabilities at fair value

	September 30, 2014
Skr mn	Book value	Fair value	Surplus value (+)/Deficit value (–)
Cash and cash equivalents	6,877.0	6,877.0	0.0
Treasuries/governments bonds	4,560.9	4,560.9	0.0
Other interest-bearing securities except loans	69,969.1	69,850.9	–118.2
Loans in the form of interest-bearing securities	58,046.0	59,921.1	1,875.1
Loans to credit institutions	21,003.1	20,962.2	–40.9
Loans to the public	138,012.4	139,888.8	1,876.4
Derivatives	14,258.6	14,258.6	0.0
Total financial assets	312,727.1	316,319.5	3,592.4

Borrowing from credit institutions	8,428.4	8,429.0	0.6
Borrowing from the public	60.9	60.9	0.0
Senior securities issued	270,660.2	272,591.8	1,931.6
Derivatives	15,315.7	15,315.7	0.0
Subordinated securities issued	1,790.8	1,800.9	10.1
Total financial liabilities	296,256.0	298,198.3	1,942.3

	December 31, 2013
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	8,337.3	8,337.3	0.0
Treasuries/governments bonds	4,594.8	4,594.8	0.0
Other interest-bearing securities except loans	64,151.1	63,939.6	–211.5
Loans in the form of interest-bearing securities	60,957.7	63,163.8	2,206.1
Loans to credit institutions	24,819.1	24,891.6	72.5
Loans to the public	125,552.9	127,331.2	1,778.3
Derivatives	14,227.9	14,227.9	0.0
Total financial assets	302,640.8	306,486.2	3,845.4

Borrowing from credit institutions	8,256.1	8,277.3	21.2
Borrowing from the public	59.3	59.3	0.0
Senior securities issued	260,900.4	262,298.8	1,398.4
Derivatives	16,788.0	16,788.0	0.0
Subordinated securities issued	1,606.9	1,589.9	–17.0
Total financial liabilities	287,610.7	289,013.3	1,402.6

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are – for various currencies and maturities – currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are – for various currencies and maturities – currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The Board’s Finance Committee has delegated to SEK’s Executive Committee’s Asset and Liability Committee, to act as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval of (or changes to) the valuation model.  Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in an assessment of the reasonableness of the valuation model.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit and loss and therefore the imbedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	September 30, 2014
	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	–	–	–	–	–	–	–
Treasuries/governments bonds	–	–	–	–	4,560.9	–	–	4,560.9
Other interest-bearing securities except loans	1,253.1	113.9	263.7	1,630.7	1,279.9	59,731.7	–	61,011.6
Loans in the form of interest-bearing securities	834.6	490.3	–	1,324.9	–	–	–	–
Loans to credit institutions	–	–	–	–	–	–	–	–
Loans to the public	–	–	–	–	–	–	–	–
Derivatives	10.3	11,021.1	3,227.3	14,258.6	–	–	–	–
Total financial assets in fair value hierarchy	2,098.0	11,625.2	3,491.0	17,214.2	5,840.8	59,731.7	–	65,572.5

Financial liabilities in fair value hierarchy

	September 30, 2014
	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	–	–	–	–
Borrowing from the public	–	–	–	–
Senior securities issued	–	29,758.9	58,786.6	88,545.5
Derivatives	55.1	12,491.7	2,768.9	15,315.7
Subordinated securities issued	–	–	–	–
Total financial liabilities in fair value hierarchy	55.1	42,250.6	61,555.5	103,861.2

During the period January to September 2014 no assets or liabilities were transferred from level 1 to level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 7.6 million due to review of underlying valuation parameters.

Financial assets in fair value hierarchy

	December 31, 2013
	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	–	–	–	–	–	–	–
Treasuries/governments bonds	–	–	–	–	4,560.2	–	–	4,560.2
Other interest-bearing securities except loans	1,923.7	156.2	261.8	2,341.7	5,318.3	37,482.4	–	42,800.7
Loans in the form of interest-bearing securities	832.9	491.6	–	1,324.5	–	–	–	–
Loans to credit institutions	–	–	–	–	–	–	–	–
Loans to the public	–	–	–	–	–	–	–	–
Derivatives	–	10,597.2	3,630.7	14,227.9	–	–	–	–
Total financial assets in fair value hierarchy	2,756.6	11,245.0	3,892.5	17,894.1	9,878.5	37,482.4	–	47,360.9

Financial liabilities in fair value hierarchy

	December 31, 2013
	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	–	–	–	–
Borrowing from the public	–	–	–	–
Senior securities issued	–	25,934.2	55,392.7	81,326.9
Derivatives	52.9	13,227.3	3,507.8	16,788.0
Subordinated securities issued	–	–	–	–
Total financial liabilities in fair value hierarchy	52.9	39,161.5	58,900.5	98,114.9

During January–December 2013, no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest-bearing securities have been moved from level 2 to level 1 with the amount of Skr 1,748.9 million due to a review of the classification in connection to the implementation of IFRS 13.

Financial assets at fair value in level 3

	September 30, 2014
Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3	Gains (+) and losses (–) through profit or loss[1]	Gains and losses in comprehensive income	September 30, 2014	Unrealized gains (+) and losses (–) through profit or loss[1]

Other interest-bearing securities except loans	261.8	–	–	–	–	1.9	–	263.7	1.9
Loans in the form of interest-bearing securities	–	–	–	–	–	–	–	–	–
Derivatives	3,630.7	–25.1	–1,334.2	0.1	–	955.8	–	3,227.3	1,939.6
Summa finansiella skulder till Total financial assets at fair value in level 3	3,892.5	–25.1	–1,334.2	0.1	–	957.7	–	3,491.0	1,941.5

Financial liabilities at fair value in level 3

	September 30, 2014
Skr mn	January 1, 2014	Issues	Settlements & buy-backs	Transfers to level 3	Transfers from level 3	Gains (+) and losses (–) through profit or loss[1]	Gains and losses in comprehensive income	September 30, 2014	Unrealized gains (+) and losses (–) through profit or loss[1]

Senior securities issued	55,392.7	9,991.9	–15,174.3	7.1	–	8,569.2	–	58,786.6	2,514.1
Derivatives	3,507.8	558.3	–231.8	0.4	–	–1,065.8	–	2,768.9	–78.9
Total financial liabilities at fair value in level 3	58,900.5	10,550.2	–15,406.1	7.5	–	7,503.4	–	61,555.5	2,435.2

Financial assets at fair value in level 3

	December 31, 2013
Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3[2]	Transfers from level 3	Gains (+) and losses(–) through profit or loss[1]	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (–) through profit or loss[1]

Other interest-bearing securities except loans	520.6	–	–41.2	–	–191.1	–26.5	–	261.8	–3.5
Loans in the form of interest-bearing securities	506.3	–	–504.6	–	–	–1.7	–	0.0	–
Derivatives	9,004.8	–	–2,870.4	300.5	–808.7	–1,995.5	–	3,630.7	–3,067.0
Total financial assets at fair value in level 3	10,031.7	–	–3,416.2	300.5	–999.8	–2,023.7	–	3,892.5	–3,070.5

Financial liabilities at fair value in level 3

	December 31, 2013
Skr mn	January 1, 2013	Issues	Settlements & buy-backs	Transfers to level 3[2]	Transfers from level 3	Gains (+) and losses(–) through profit or loss[1]	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (–) through profit or loss[1]

Senior securities issued	89,207.5	6,724.1	–46,426.1	11,753.3	–7,913.4	2,047.3	–	55,392.7	4,502.3
Derivatives	5,112.5	654.9	–1,114.8	989.8	–75.5	–2,059.1	–	3,507.8	–2,027.3
Total financial liabilities at fair value in level 3	94,320.0	7,379.0	–47,540.9	12,743.1	–7,988.9	–11.8	–	58,900.5	2,475.0

1   Gains and losses through profit or loss is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of September 30, 2014 amount to Skr –0.5 billion (year-end 2013: Skr 0.6 billion) and are reported as net results of financial transactions.

2   The transfers both to level 3 from level 2 and from level 3 to level 2 during the period January to December 2013 is due to a review of the classification in connection with the implementation of IFRS 13.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3- instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3- instruments using other established parameter values. Option models are used to value the instruments in level 3. For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/– 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. The analysis shows the impact of the non-observable market data on the market value.  In addition to this, the market value of observable market data will be affected.

The result is consistent with SEK’s business model where debt securities connected with derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative.

Significant unobservable inputs

Skr mn	Fair values at September 30, 2014	Range of estimates for unobservable input[1]

Type of financial instrument
Assets
Other interest-bearing securities except loans	263.7
Derivatives	3,227.3	FX 0.94–(0.62)
Liabilities		Equity 0.92–(0.46)
Senior securities issued	58,786.6	Other 0.87–(0.12)
Derivatives	2,768.9

1   Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and –0.1. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. The table below presents the scenario analysis of the effect on level 3 instruments, with maximum positive and negative changes.

Sensitivity analysis – level 3 assets and liabilities

	September 30, 2014
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value

Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	–	–	–	–	–	–	–	–	–	–
Derivatives	–156.9	149.9	44.9	–42.7	–0.8	0.8	–203.6	194.5	2.6	–2.8
Total change in fair value of level 3 assets	–156.9	149.9	44.9	–42.7	–0.8	0.8	–203.6	194.5	2.6	–2.8
Liabilities
Senior securities issued	116.1	–103.5	–116.3	112.3	1.7	–1.8	233.2	–217.1	–2.6	3.1
Derivatives	33.0	–33.6	66.5	–65.8	–1.8	1.8	–31.4	30.6	–0.3	–0.2
Total change in fair value of level 3 liabilities	149.1	–137.1	–49.8	46.5	–0.1	0.0	201.8	–186.5	–2.9	2.9
Total effect on profit or loss	–7.8	12.8	–4.9	3.8	–0.2	0.8	–1.8	8.0	–0.3	0.1

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value

Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	–	–	–	–	–	–	–	–	–	–
Derivatives	–10.0	9.1	44.8	–41.1	–2.9	2.7	–54.6	50.8	2.7	–3.2
Total change in fair value of level 3 assets	–10.0	9.1	44.8	–41.1	–2.9	2.7	–54.6	50.8	2.7	–3.2
Liabilities
Senior securities issued	105.6	–118.7	–156.8	144.7	4.1	–4.0	262.2	–263.2	–3.9	3.8
Derivatives	–103.0	108.0	105.5	–101.4	–1.6	1.2	–207.3	208.7	0.4	–0.5
Total change in fair value of level 3 liabilities	2.6	–10.7	–51.3	43.3	2.5	–2.8	54.9	–54.5	–3.5	3.3
Total effect on profit or loss	–7.4	–1.6	–6.5	2.2	–0.4	–0.1	0.3	–3.7	–0.8	0.1

Note 7. Derivatives

Derivatives by categories

	September 30, 2014			December 31, 2013
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts

Interest rate-related contracts	4,522.5	6,359.5	204,527.4	3,030.0	8,289.0	209,375.7
Currency-related contracts	8,966.8	7,606.5	161,383.8	8,971.8	7,424.7	172,711.6
Equity-related contracts	731.9	1,132.4	18,862.1	2,159.9	898.8	21,195.6
Contracts related to commodities, credit risk, etc.	37.4	217.3	3,723.7	66.2	175.5	4,572.6
Total derivatives	14,258.6	15,315.7	388,497.0	14,227.9	16,788.0	407,855.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of September 30, 2014, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 5,354.5 million (year-end 2013: Skr 7,873.0 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of financial position.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2013.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013
Interest revenues	288.3	248.8	281.8	824.8	822.0	1,118.7
Interest expenses	–256.3	–215.0	–226.6	–705.3	–661.7	–902.9
Net interest revenues	32.0	33.8	55.2	119.5	160.3	215.8

Interest compensation	13.2	1.0	2.4	23.4	11.3	95.4
Remuneration to SEK[1]	–30.0	–28.9	–27.1	–86.1	–78.3	–105.3
Foreign exchange effects	–0.9	–0.2	0.1	–1.3	–0.7	3.0
Reimbursement to (–) / from (+) the State	–14.3	–5.7	–30.6	–55.5	–92.6	–208.9
Operating profit	0.0	0.0	0.0	0.0	0.0	0.0

1   The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	September 30, 2014	December 31, 2013
Cash and cash equivalents	9.9	230.7
Loans	45,816.7	43,247.9
Derivatives	128.7	119.3
Other assets	945.1	1,003.3
Prepaid expenses and accrued revenues	186.9	247.3
Total assets	47,087.3	44,848.5
Liabilities	45,731.4	43,454.6
Derivatives	1,014.6	1,065.1
Accrued expenses and prepaid revenues	341.3	328.8
Equity	–	–
Total liabilities and equity	47,087.3	44,848.5

Commitments
Committed undisbursed loans	8,499.1	8,536.6
Binding offers	37,822.2	31,002.5

Results under the S-system by type of loan CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013
Net interest revenues	43.4	44.7	66.0	152.3	193.1	259.2
Interest compensation	13.2	1.0	2.4	23.4	11.3	95.4
Remuneration to SEK	–29.4	–28.4	–26.6	–84.4	–76.7	–103.2
Foreign exchange effects	–0.9	–0.2	0.1	–1.3	–0.7	3.0
Results under the S-system by CIRR loans	26.3	17.1	41.9	90.0	127.0	254.4

Results under the S-system by type of loan Concessionary loans

Skr mn	Jul-Sep 2014	Apr-Jun 2014	Jul-Sep 2013	Jan-Sep 2014	Jan-Sep 2013	Jan-Dec 2013
Net interest revenues	–11.4	–10.9	–10.8	–32.8	–32.8	–43.4
Interest compensation		–	–	–	–	–
Remuneration to SEK	–0.6	–0.5	–0.5	–1.7	–1.6	–2.1
Foreign exchange effects	–	–	–	–	–	–
Results under the S-system by Concessionary loans	–12.0	–11.4	–11.3	–34.5	–34.4	–45.5
Total comprehensive income in the S-system which represents remuneration to the State	14.3	5.7	30.6	55.5	92.6	208.9

Note 9. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding net results of financial transactions. The performance measure used has been changed as of January 1, 2014, and comparative figures for 2013 are now presented on the basis of the new measurement. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Jul-Sep 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	256.7	149.1	–	405.8
Other operating income	–	–	–	–
Operating expenses	–41.9	–67.3	–	–109.2
Net credit losses	–2.8	–2.5	–	–5.3
Operating profit excluding net results of financial transactions	212.0	79.3	–	291.3
Net results of financial transactions	–	–	–0.9	–0.9
Operating profit	212.0	79.3	–0.9	290.4

Consolidated Statement of Comprehensive Income

	Jul-Sep 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	244.2	134.7	–	378.9
Other operating income	–	–	–	–
Operating expenses	–40.4	–61.7	–	–102.1
Net credit losses	–2.4	0.6	–	–1.8
Operating profit excluding net results of financial transactions	201.4	73.6	–	275.0
Net results of financial transactions	–	–	544.1	544.1
Operating profit	201.4	73.6	544.1	819.1

Consolidated Statement of Comprehensive Income

	Jan-Sep 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	752.7	369.2	–	1,121.9
Other operating income	–	–	–	–
Operating expenses	–143.5	–225.1	–	–368.6
Net credit losses	–6.9	–0.7	–	–7.6
Operating profit excluding net results of financial transactions	602.3	143.4	–	745.7
Net results of financial transactions	–	–	380.7	380.7
Operating profit	602.3	143.4	380.7	1,126.4

Consolidated Statement of Comprehensive Income

	Jan-Sep 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	750.7	439.2	–	1,189.9
Other operating income	–	–	–	–
Operating expenses	–133.7	–221.8	–	–355.5
Net credit losses	–10.2	–6.3	–	–16.5
Operating profit excluding net results of financial transactions	606.8	211.1	–	817.9
Net results of financial transactions	–	–	106.2	106.2
Operating profit	606.8	211.1	106.2	924.1

Consolidated Statement of Comprehensive Income

	Jan-Dec 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	964.9	584.8	–	1,549.7
Other operating income	–	–	–	–
Operating expenses	–197.4	–313.9	–	–511.3
Net credit losses	–2.6	–36.1	–	–38.7
Operating profit excluding net results of financial transactions	764.9	234.8	–	999.7
Net results of financial transactions	–	–	408.4	408.4
Operating profit	764.9	234.8	408.4	1,408.1

Interest-bearing assets and Committed undisbursed loans

	September 30, 2014			December 31, 2013
Skr bn	Corporate lending	End- customer finance	Sum of segments	Corporate lending	End- customer finance	Sum of segments
Interest-bearing assets	119.3	173.9	293.2	121.6	158.5	280.1
Committed undisbursed loans	0.4	17.4	17.8	2.0	18.5	20.5

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	September 30, 2014	December 31, 2013
Sum of segments	293.2	280.1
Cash and cash equivalents	6.9	8.3
Derivatives	14.3	14.2
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	1.6	1.0
Prepaid expenses and accrued revenues	2.4	2.7
Other[1]	–1.7	0.1
Total assets	316.9	306.6

1   The line item consists mainly of unrealized changes in fair value.

Note 10. Contingent liabilities, contingent assets and commitments

Lehman Brothers Finance AG

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court.

In June 2014, the dispute was finally settled and in September 2014, SEK received certain dividends from other entities in the former Lehman Brothers group, that, in total, affected the net result positively by Skr 317.0 million.

As a result of the settlement, some additional, non-material distributions from other entities within the former Lehman Brothers group may be received in the future.

Note 11. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to CRR1 which came into force on January 1, 2014, was 20.1 percent as of September 30, 2014 (year-end 2013: 21.8 percent) without taking into account the effects of currently applicable transitional rules (see below). As of September 30, 2014, the transitional rules do not require an increase in the capital requirement (year-end 2013: no increase). As a result of regulatory changes introduced by CRR, the risk weighted amount for financial institutions has increased. In addition, credit valuation adjustment risk need to be calculated for all OTC derivative contracts in accordance with CRR. The comparative figures as of December 31, 2013 set forth below are presented according to Basel II, Pillar 1, which was the relevant standard at the time.

For further information on capital adequacy, risks, Basel II, and CRR see the section “Risk and capital management” in SEK’s Annual Report for 2013 and its Annual Report on Form 20-F.

1 Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR).

Own funds

Skr mn	September 30, 2014	December 31, 2013
Common Equity Tier 1 capital	15,034	14,640
Additional Tier-1	–	–
Total Tier-1 capital	15,034	14,640

Tier-2 capital	1,902	1,692
Total own funds[1]	16,936	16,332

1         Total own funds, including expected loss surplus/deficits in accordance with the IRB approach.

Own funds – Adjusting items

Skr mn	September 30, 2014	December 31, 2013
Equity	3,990	3,990
Retained earnings	11,411	10,864
Other reserves	475	136
Total equity in accordance with consolidated statement of financial position	15,876	14,990

Expected dividend	–262	–327
Other deduction	–2	1
Intangible assets	–123	–119
Securitised assets	–232	–
100% of deficits in accordance with IRB-calculation	–	–
Adjustments available-for-sale securities	–78	16
Adjustment own credit spread	377	250
Adjustments cash-flow hedges	–437	–152
Adjustments due to prudent valuation[1]	–85	–19
Total Common Equity Tier 1 capital	15,034	14,640

Tier-1 eligible subordinated debt	–	–

Skr mn	September 30, 2014	December 31, 2013
Total Tier-1 capital	15,034	14,640
Tier-2-eligible subordinated debt	1,810	1,627
Deduction from Tier-2 capital	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	92	65
Total Tier-2 capital	1,902	1,692
Total Own funds	16,936	16,332

1         The method for calculating the adjustments due to prudent valuation has changed as of June 30, 2014, and the calculation henceforth is in accordance with the CRR and the simplified approach of the EBA proposed Regulatory Technical Standards on prudent valuation (EBA/RTS/2014/06).

Impact on own funds from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from own funds. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust own funds, by a reduction or addition, as the case might be. As of September 30, 2014 the addition to own funds amounted to Skr 92 million (year-end 2013: Skr 65 million).

Capital requirements in accordance with Pillar 1

	September 30, 2014			December 31, 2013
Skr mn	EAD[1]	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments	152,308	821	66	14,842	759	61
Government export credit agencies[2]	–	–	–	135,531	257	21
Regional governments	26,080	–	–	19,816	–	–
Multilateral development banks	318	–	–	723	–	–
Household exposures	–	–	–	1	1	0
Corporates	920	920	74	628	628	50
Total credit risk standardized method	179,626	1,741	140	171,541	1,645	132

Credit risk IRB method
Financial institutions[3,4]	64,912	22,905	1,832	67,352	17,305	1,384
Corporates	75,497	47,101	3,768	71,227	42,054	3,364
Securitization positions	6,501	3,488	279	7,804	8,744	700
Without counterparty	151	151	12	150	150	12
Total credit risk IRB method	147,061	73,645	5,891	146,533	68,253	5,460

Credit valuation adjustment risk[5]	n.a.	3,522	282	n.a.	n.a.	n.a.
Foreign exchange risk	n.a.	1,594	128	n.a.	1,404	112
Commodities risk	n.a.	27	2	n.a.	67	5
Operational risk	n.a.	3,660	293	n.a.	3,660	293
Total	326,687	84,189	6,736	318,074	75,029	6,002
Adjustment according to transitional rules[6]	n.a.	–	–	n.a.	–	–
Total incl. transitional rules	326,687	84,189	6,736	318,074	75,029	6,002

Total Basel I	n.a.	95,586	7,647	n.a.	90,629	7,250

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.
3

Of which counterparty risk in derivatives: EAD Skr 5,970 million (year-end 2013: Skr 5,656 million), Risk exposure amount of Skr 2,973 million (year-end 2013: Skr 2,098 million) and Required capital of Skr 238 million (year-end 2013: Skr 168 million).

4

The risk exposure amount for financial institutions has increased due to an increase by 25 percent of the correlation in the formula for calculating the risk exposure amount, for all exposures to large financial sector entities and non-regulated financial institutions, all in accordance with CRR.

5

In accordance with CRR, credit valuation adjustment risk needs to be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty.

6	The item “Adjustment according to transitional rules” is calculated in accordance with CRR.

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Applicable regulations provide opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. These transitional rules do not require an increase in the capital requirement as of September 30, 2014.

Capital adequacy analysis (Pillar 1)

	September 30, 2014		December 31, 2013
	CRR	CRR, incl. transitional rules	Basel II	Basel II, incl. transitional rules
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	17.9%	17.9%	19.5%	19.5%
Tier-1 capital ratio	17.9%	17.9%	19.5%	19.5%
Total capital ratio	20.1%	20.1%	21.8%	21.8%
Buffer requirements[1]
Capital conservation buffer	2.5%	2.5%	n.a.	n.a.
Countercyclical Buffer	–	–	n.a.	n.a.
Systemic Risk Buffer	–	–	n.a.	n.a.
Total buffer requirement	2.5%	2.5%	n.a.	n.a.
Common Equity Tier 1 available to meet buffers[2]	11.9%	13.4%	n.a.	n.a.

1   Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. Buffer requirements are expressed as a percentage of total risk exposure amount and such requirements shall be met by Common Equity Tier 1 capital.

2   Surplus of Common Equity Tier 1 capital over the minimum capital requirements, expressed as a percentage of total risk exposure amount.

According to the Swedish law (SFS 2014:966) on capital buffers of August 2, 2014, SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. The regulations on systemically important institutions will however not come into force until January 1, 2016, and SEK is not expected to be subject to those requirements. Presently, there are no countercyclical buffers or systemic risk buffers with relevance to SEK that have come into force.

Note 12. Exposures

Net exposures

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to CRR as of September 30, 2014 and Basel II as of December 31, 2013, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values, in accordance with the internal risk monitoring.

Total net exposures

Skr bn	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Classified by type of counterparty	September 30, 2014		December 31, 2013		September 30, 2014		December 31, 2013		September 30, 2014		December 31, 2013
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	178.9	50.4	14.9	4.3	125.8	42.4	14.7	5.1	53.1	90.3	0.2	0.3
Government export credit agencies[1]	–	–	160.0	46.5	–	–	107.1	37.9	–	–	52.9	86.4
Regional governments	26.1	7.3	19.8	5.8	26.1	8.8	19.8	7.0	–	–	–	–
Multilateral development banks	0.3	0.1	0.8	0.2	0.3	0.1	0.6	0.2	–	–	0.2	0.3
Financial institutions	65.1	18.3	67.5	19.6	64.2	21.7	61.1	21.6	0.9	1.5	6.4	10.5
Corporates	78.4	22.1	73.3	21.3	73.6	24.8	71.8	25.4	4.8	8.2	1.5	2.5
Securitization positions	6.5	1.8	7.8	2.3	6.5	2.2	7.8	2.8	–	–	–	–
Total	355.3	100.0	344.1	100.0	296.5	100.0	282.9	100.0	58.8	100.0	61.2	100.0

1 In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.

Net exposure by region and exposure class, as of September 30, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	–	2.7	–	4.6	–	–	144.9	24.1	2.6	178.9
Government export credit agencies	–	–	–	–	–	–	–	–	–	–
Regional governments	–	–	–	–	–	–	23.7	2.4	–	26.1
Multilateral development banks	–	–	–	–	–	–	–	0.3	–	0.3
Financial institutions	1.1	1.8	0.5	11.1	4.1	1.8	10.0	34.3	0.4	65.1
Corporates	0.4	1.1	2.0	3.7	0.1	0.7	55.8	14.2	0.4	78.4
Securitization positions	–	–	–	1.2	1.3	–	–	4.0	–	6.5
Total	1.5	5.6	2.5	20.6	5.5	2.5	234.4	79.3	3.4	355.3

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	–	–	–	–	–	–	8.6	3.8	2.5	14.9
Government export credit agencies	–	0.8	–	4.5	–	–	136.6	18.1	–	160.0
Regional governments	–	–	–	–	–	–	17.0	2.8	–	19.8
Multilateral development banks	–	–	–	–	–	–	–	0.8	–	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	–	–	–	1.8	1.7	–	–	4.3	–	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure European countries, excluding Sweden

Skr bn	September 30, 2014	December 31, 2013
France	17.8	16.2
United Kingdom	13.1	13.2
Germany	10.2	8.6
Finland	9.7	8.9
Denmark	6.9	7.5
The Netherlands	6.0	8.9
Norway	4.3	5.9
Ireland	2.9	2.9
Poland	2.5	2.5
Spain	2.4	2.2
Switzerland	1.7	1.7
Luxembourg	1.3	2.5
Austria	1.3	0.9
Iceland	0.8	0.7
Italy	0.5	0.5
Portugal	0.4	0.4
Belgium	0.2	0.3
Greece	–	–
Other countries	0.7	0.8
Total	82.7	84.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 6.2 billion at September 30, 2014 (year-end 2013: Skr 6.0 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of September 30, 2014 (year-end 2013: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of September 30, 2014 (year-end 2013: Skr 0.1 billion). The gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of September 30, 2014 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/‘Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	September 30, 2014	December 31, 2013
‘AAA’	3,875	4,978
‘AA+’	5	–
‘AA’	219	200
‘AA–’	164	13
‘A+’	115	69
‘A’	–	4
‘A–’	142	77
‘BBB+’	569	186
‘BBB’	–	145
‘BBB–’	321	725
‘BB’	629	655
‘B+’	171	173
CDO rated ‘CCC’[1]	61	114
Total	6,271	7,339

1   This asset consists of one CDO (Collateralized Debt Obligations) with end-exposure to the U.S market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the asset and has recorded related impairment. The impairment amounted to Skr 231 million in total as of September 30, 2014, which means that the total net exposure before impairment related to asset-backed securities held amounted to Skr 292 million. The other CDO, previously reported on this line, has been liquidated and SEK has received final payment, which resulted in a small, positive effect after the reversal of the provision.

Note 13. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2013. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2013.

Note 14. Events after the reporting period

In connection with the Extraordinary General Meeting on October 7, 2014 Teppo Tauriainen was chosen as Director of the Board in SEK. He is employed at the Government Offices of Sweden at the Ministry for Foreign Affairs, where he is currently the Head of the Americas Department. Teppo Tauriainen replaces Eva Walder who chooses to leave the board after 5 years.

The Board of Directors and the President confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, October 23, 2014

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board

Jan Roxendal	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson

President

SEK has established the following expected dates for publishing of financial information and other related matters:

February 3, 2015         Year-end Report for the period January 1, 2014 – December 31, 2014

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 23, 2014 13:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2013, is available at www.sek.se.